Exhibit (a)(1)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
MedImmune, Inc.
at
$58.00 Net Per Share
by
AstraZeneca Biopharmaceuticals Inc.
an indirect wholly owned subsidiary
of
AstraZeneca PLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 31, 2007, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF APRIL 22, 2007 AMONG MEDIMMUNE, INC. (“MEDIMMUNE”), ASTRAZENECA PLC AND ASTRAZENECA BIOPHARMACEUTICALS INC.

THE BOARD OF DIRECTORS OF MEDIMMUNE HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF MEDIMMUNE, AND UNANIMOUSLY RECOMMENDS THAT MEDIMMUNE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

THE OFFER IS SUBJECT TO VARIOUS CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (1) THROUGH (5). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Dealer Manager for the Offer is:

May 3, 2007

IMPORTANT

If you desire to tender all or any portion of your shares of MedImmune common stock in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to The Bank of New York, the Depositary for the Offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach The Bank of New York before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 — Procedure for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares of MedImmune common stock using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Georgeson, Inc., at (866) 577-4993 for assistance. See “Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your shares of MedImmune common stock through a broker or bank, you must contact your broker or bank and give instructions that your MedImmune shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee.

i

SUMMARY TERM SHEET

We, AstraZeneca Biopharmaceuticals Inc., an indirect wholly owned subsidiary of AstraZeneca PLC, are offering to purchase all outstanding shares of common stock, par value $0.01 per share, of MedImmune, Inc. for $58.00 per share in cash, net to the seller, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger dated as of April 22, 2007 among MedImmune, AstraZeneca and AstraZeneca Biopharmaceuticals. The following are some of the questions you, as a MedImmune stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to AstraZeneca Biopharmaceuticals Inc.

Who is offering to buy my securities?

Our name is AstraZeneca Biopharmaceuticals Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of MedImmune. We are an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales. See the “Introduction” to this Offer to Purchase and “Section 9 — Certain Information Concerning Purchaser and AstraZeneca.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, including the associated preferred stock purchase rights, par value $0.01 per share, of MedImmune. See the “Introduction” to this Offer to Purchase and “Section 1 — Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $58.00 per share in cash, less any applicable withholding taxes but without brokerage fees or commissions or, except in certain circumstances, transfer taxes. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $15.6 billion to purchase all shares of MedImmune common stock validly tendered in the offer, to cash out certain employee options and warrants, to fund amounts which may become due and payable under MedImmune’s outstanding convertible notes, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into MedImmune, which is expected to follow the successful completion of the tender offer. AstraZeneca has entered into a new facility agreement with Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc to arrange a $15.0 billion bank facility to provide part of the financing for the acquisition. AstraZeneca will provide us with the necessary funds to fund the offer through borrowings under the facility and cash on hand. Consummation of the offer is not subject to any financing condition. See “Section 10 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares of MedImmune common stock solely for cash;

•	as described above, we, through our parent company, AstraZeneca, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in the merger.

See “Section 10 — Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	at least a majority of the outstanding shares of MedImmune common stock, on a fully diluted basis, having been validly tendered and not withdrawn prior to the expiration of the offer (as extended); and

•	our receiving U.S. and certain non-U.S. antitrust clearance required for the offer.

Other conditions of the offer are described in “Section 15 — Conditions of the Offer.” See also “Section 16 — Certain Legal Matters; Regulatory Approvals.” Consummation of the offer is not conditioned on AstraZeneca or Purchaser obtaining financing.

Is there an agreement governing the offer?

Yes. MedImmune, AstraZeneca and AstraZeneca Biopharmaceuticals have entered into a merger agreement, dated as of April 22, 2007. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of AstraZeneca Biopharmaceuticals into MedImmune. See the “Introduction” to this Offer to Purchase and “Section 13 — The Transaction Documents — The Merger Agreement.”

What does MedImmune’s board of directors think about the offer?

MedImmune’s board of directors unanimously:

•	determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of MedImmune’s stockholders;

•	adopted and approved the merger agreement and the transactions contemplated thereby, including the offer and the merger; and

•	recommends that MedImmune’s stockholders accept the offer and tender their shares.

See “Section 11 — Background of the Offer” and “Section 13 — “The Transaction Documents — The Merger Agreement — MedImmune Board Recommendation.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 Midnight, New York City time, on Thursday, May 31, 2007, to decide whether to tender your shares in the offer. See “Section 1 — Terms of the Offer.” If you cannot deliver everything required to make a valid tender to The Bank of New York, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3 — Procedure for Tendering Shares.” In addition, if we decide to provide a subsequent offering period in the offer as described below under “Introduction” to this Offer to Purchase you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the offer.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares of MedImmune’s common stock promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “Section 15 — Conditions of the Offer.” We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares of MedImmune common stock until satisfaction of all conditions to the offer relating to governmental or regulatory approvals.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with The Bank of New York, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of MedImmune common stock will be made only after timely receipt by The Bank of New York of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “Section 3 — Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived, we may extend the offer, and if such condition could reasonably be expected to be satisfied and to the extent MedImmune requests an extension, we will extend the offer. Any individual extension will not exceed 10 business days. In addition, we must extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or the NASDAQ Global Select Market that is applicable to the offer. In no event, however, may the offer be extended beyond December 31, 2007. See “Section 1 — Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including extensions), we may elect to (and, if more than 80%, but less than 90%, of the shares have been tendered when we first accept for payment shares under the offer, we will upon MedImmune’s request) provide a subsequent offering period of at least three business days (or, if such subsequent offering period has been requested by MedImmune, of at least 10 business days), during which time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We may extend the subsequent offering period provided that we are not permitted under U.S. Federal securities laws to provide a subsequent offering period of more than 20 business days in the aggregate. We have not at this time made a final decision to provide or not to provide a subsequent offering period if we are not otherwise required to do so upon MedImmune’s request. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights” of this document for more information concerning any subsequent offering period.

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were validly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	if you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to The Bank of New York, the depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach The Bank of New York before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 — Procedure for Tendering Shares.”

•	if you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Georgeson, Inc., at (866) 577-4993 for assistance. See “Section 3 — Procedure for Tendering Shares” for further details.

•	if you hold your MedImmune shares through a broker or bank, you must contact your broker or bank and give instructions that your MedImmune shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer as it may be extended. Further, if we have not accepted your shares for payment by July 1, 2007, you may withdraw them at any time after July 1, 2007. Once we accept your tendered shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4 — Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to The Bank of New York, the depositary for the offer, while you have the right to withdraw the shares. See “Section 4 — Withdrawal Rights.”

Will the offer be followed by a merger if all MedImmune shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or waived (where permissible), we will be merged with and into MedImmune. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of MedImmune. Furthermore, if pursuant to the offer or otherwise we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of MedImmune. If the merger takes place, MedImmune will become an indirect wholly owned subsidiary of AstraZeneca, and all remaining stockholders (other than MedImmune, AstraZeneca or any of their subsidiaries (including us) and any MedImmune stockholders who properly exercise their appraisal rights under Delaware law) will receive $58.00 net per share in cash (or any higher price per share which is paid in the offer). See the “Introduction” to this Offer to Purchase and “Section 12 — Purpose of the Offer; Plans for MedImmune; Stockholder Approval; Appraisal Rights” and “Section 13 — The Transaction Documents — The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the merger takes place between MedImmune and us, MedImmune stockholders not tendering their shares in the offer (other than those properly exercising their appraisal rights under Delaware law) will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place (and you do not exercise your appraisal rights under Delaware law), the only difference between tendering and not tendering your shares is that tendering stockholders will be paid earlier. If you decide not to tender your shares in the offer and we purchase the shares which are tendered in the offer, but the merger does not occur, there may be so few remaining stockholders and publicly traded shares that MedImmune common stock will no longer be eligible to be traded on the NASDAQ Global Select Market or other securities exchanges and there may not be an active public trading market for MedImmune common stock. Also MedImmune may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies.

See “Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13 — The Transaction Documents — The Merger Agreement.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if the merger is consummated, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See “Section 12 — Purpose of the Offer; Plans for MedImmune; Stockholder Approval; Appraisal Rights — Appraisal Rights.”

If you successfully complete the offer, what will happen to MedImmune’s board of directors?

If we accept shares of MedImmune common stock for payment pursuant to the offer, under the merger agreement AstraZeneca will become entitled to designate at least a majority of the members of MedImmune’s board of directors. In such case, MedImmune has agreed to use its reasonable best efforts to cause AstraZeneca’s designees to be elected or appointed to its board of directors in such number as is proportionate to AstraZeneca’s share ownership. Therefore, if we accept shares of MedImmune common stock for payment pursuant to the offer, AstraZeneca will obtain control of the management of MedImmune shortly thereafter. However, prior to the effective time of the merger, MedImmune’s board of directors will include at least two of MedImmune’s current directors, and the approval of a majority of such directors will be required for MedImmune to authorize, amend or terminate the merger agreement or effect certain other actions related to or in connection with the merger. See “Section 12 — Purpose of the Offer; Plans for MedImmune; Stockholder Approval; Appraisal Rights.”

What is the market value of my shares as of a recent date?

On April 20, 2007, the last full trading day before we announced the offer and the possible subsequent merger, the closing price of shares of MedImmune common stock reported on the NASDAQ Global Select Market was $48.01 per share. On May 2, 2007, the last full trading day before the date of this Offer to Purchase, the closing price of a share of MedImmune common stock on the NASDAQ Global Select Market was $56.82. You should obtain current market quotations for shares before deciding whether to tender your shares.

What are the federal income tax consequences of exchanging my shares pursuant to the offer, during a subsequent offering period or pursuant to the merger?

In general, your sale of shares of MedImmune common stock pursuant to the offer, during a subsequent offering period or pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the offer, during a subsequent offering period or pursuant to the merger in light of your particular circumstances. See “Section 5 — Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call Georgeson, Inc., the information agent for the offer, toll free at (866) 577-4993 or Merrill Lynch & Co., the dealer manager for the offer, toll-free at (877) 653-2948.

To the Stockholders of MedImmune:

INTRODUCTION

AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), is offering to purchase all outstanding shares of common stock of MedImmune, Inc., a Delaware corporation (“MedImmune”), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 31, 1998, as amended, between MedImmune and American Stock Transfer & Trust Company (the “Rights Agreement”), for $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). “Share” means a share of MedImmune common stock, together with the associated preferred stock purchase rights.

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Merrill Lynch & Co. (the “Dealer Manager”), The Bank of New York (the “Depositary”) and Georgeson, Inc. (the “Information Agent”) incurred in connection with the Offer. See “Section 17 — Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger dated as of April 22, 2007 (the “Merger Agreement”) among MedImmune, AstraZeneca and Purchaser. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, Purchaser will merge with and into MedImmune (the “Merger”), with MedImmune continuing as the surviving corporation and an indirect wholly owned subsidiary of AstraZeneca (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law (the “DGCL”) and any Shares held by MedImmune, AstraZeneca or any of their subsidiaries (including us)) will be converted into the right to receive the same per Share price paid in the Offer, without interest. The Merger Agreement provides that all options to acquire Shares and all warrants (other than the Call-Spread Warrants (defined below)) outstanding immediately prior to the Merger Effective Time, whether or not fully vested and exercisable, will, at the Merger Effective Time, be cancelled and each holder of an option or warrant will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or warrant, as applicable, multiplied by the number of Shares issuable upon exercise of such option or warrant, as applicable. The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15 — Conditions of the Offer.” “Section 13 — The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5 — Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of MedImmune (the “MedImmune Board”) has unanimously (i) declared that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of MedImmune’s stockholders and (ii) adopted and approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. The MedImmune Board recommends that MedImmune’s stockholders accept the Offer and tender their Shares in the Offer. MedImmune has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Goldman, Sachs & Co., MedImmune’s financial advisor (the “MedImmune Financial Advisor”), has delivered to the MedImmune Board its written opinion to the effect that, as of April 23, 2007, and based upon and subject to the factors and assumptions set forth therein, the $58.00 per Share in cash to be received by MedImmune’s stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of such written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is included with MedImmune’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by MedImmune with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to MedImmune stockholders with this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn a number of Shares, that, considered together with all other Shares, if any, beneficially owned by AstraZeneca, Purchaser or their affiliates, represents more than 50% of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) and expiration or termination of any applicable waiting periods, or clearance of the acquisition of Shares prior to the expiration of such waiting periods, under certain foreign antitrust or competition laws. See “Section 15 — Conditions of the Offer” and “Section 16 — Certain Legal Matters; Regulatory Approvals.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares which MedImmune would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for Shares (other than the warrants issued by MedImmune to UBS AG, London Branch and Lehman Brothers OTC Derivatives Inc. (the “Call-Spread Warrants”)), regardless of the conversion price, the vesting schedule or other terms and conditions thereof. According to MedImmune, as of April 30, 2007, there were 238,141,500 Shares issued and outstanding, 31,706,929 Shares reserved for issuance upon the exercise of outstanding stock options, 5,147 Shares reserved for issuance upon the exercise of outstanding warrants (other than the Call-Spread Warrants) and approximately 14,788,036 Shares issuable upon the surrender of MedImmune’s 1.375% Convertible Senior Notes Due 2011, 1.625% Convertible Senior Notes Due 2013 and 1% Convertible Senior Notes Due 2023 (collectively, the “Convertible Notes”) for conversion by the holders thereof (assuming for purposes of determining the Shares issuable upon such conversion that the market price of MedImmune’s common stock is at all times equal to the per Share price paid in the Offer). Accordingly, we anticipate that the Minimum Condition would be satisfied if approximately 142,320,807 Shares are validly tendered pursuant to the Offer and not withdrawn.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that AstraZeneca will be entitled to designate the number of directors, rounded up to the next whole number, to the MedImmune Board that is in the same proportion as the Shares beneficially owned by AstraZeneca to the total number of Shares outstanding. AstraZeneca currently intends, promptly after consummation of the Offer, to exercise this right and to designate David Elkins, Glenn Engelmann, John Goddard, Shaun Grady, Rodger McMillan and John Rex, each of whom is an officer or employee of AstraZeneca or an affiliate of AstraZeneca, to serve as directors of MedImmune. We expect that such representation on the MedImmune Board would permit us to exert substantial influence over MedImmune’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of MedImmune.

Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to effect the Merger under the short-form merger provisions of the DGCL without a vote of MedImmune stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by MedImmune’s stockholders. Such approval of the Merger Agreement and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares. Assuming that the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other MedImmune stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See “Section 13 — The Transaction Documents — The Merger Agreement.”

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15 — Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, on Thursday, May 31, 2007, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.  Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3 — Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City time, on Thursday, May 31, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15 — Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition, expiration or termination of any applicable waiting period relating to the Offer under the HSR Act and expiration or termination of any applicable waiting periods, or clearance of the acquisition of Shares prior to the expiration of such waiting periods, under certain foreign antitrust or competition laws. See “Section 16 — Certain Legal Matters; Regulatory Approvals.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, and such condition to the Offer could reasonably be expected to be satisfied, Purchaser may extend the Expiration Date, and will extend the Expiration Date if MedImmune so requests, for an additional period or periods (none of which periods will exceed 10 business days) until all of the conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Outside Date (defined below). During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 — Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Global Select Market (“NASDAQ”) that is applicable to the Offer.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, we expressly reserve the right to provide, at our option, a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”). In addition, if at the Acceptance Time (defined below) the number of Shares validly tendered and not withdrawn in the Offer is more than 80% but less than 90% of the then outstanding Shares, we must, upon MedImmune’s request, provide a Subsequent Offering Period. If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (i) it will remain open for such period or periods as we shall specify of at least three business days, except that if such Subsequent Offering Period has been made available at the request of MedImmune, it must remain open for at least 10 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the price per Share paid in the Offer. We may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate duration of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period.  A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

We have not at this time made a final decision to provide or not to provide a Subsequent Offering Period if MedImmune does not otherwise require us to make such a period available. If we elect (or are required) to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that MedImmune’s consent is required for us to (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought in the Offer, (iii) reduce the per Share amount paid in the Offer; (iv) extend or otherwise change the Expiration Date (except to the extent required or permitted in the Merger Agreement), (v) change the form of consideration payable in the Offer or (vi) amend, modify or supplement any of the conditions to the Offer set forth in “Section 15 — Conditions to the Offer” or terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of 10 business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

MedImmune has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the condition of the Offer set forth in “Section 15 — Conditions of the Offer.” If we decide to provide a Subsequent Offering Period (or are required to do so upon MedImmune’s request), we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16 — Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “Section 16 — Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 — Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3 — Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding.  Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of MedImmune’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of MedImmune’s stockholders.

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.  Withdrawal Rights.  Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after July 1, 2007.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after July 1, 2007, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1 — Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.  Material U.S. Federal Income Tax Considerations.  The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the effects of applicable state, local and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of any withholding tax). Gain or loss will be determined separately for each block of Shares (i.e. Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 15%. The deduction of capital losses is subject to limitations.

Non-U.S. Holders.  The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless: (a) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or (c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Information Reporting and Backup Withholding.  Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Internal Revenue Service. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.”

6.  Price Range of Shares; Dividends.  The Shares are listed and principally traded on NASDAQ under the symbol “MEDI”. The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low	Dividends

2005
First Quarter	$27.11	$23.32	$0
Second Quarter	27.29	23.83	0
Third Quarter	33.65	26.79	0
Fourth Quarter	37.06	32.14	0
2006
First Quarter	37.38	32.50	0
Second Quarter	36.58	26.40	0
Third Quarter	29.60	25.28	0
Fourth Quarter	33.43	28.84	0
2007
First Quarter	36.39	30.64	0

MedImmune has never paid a cash dividend on the Shares. Under the terms of the Merger Agreement, MedImmune is not permitted to declare or pay dividends with respect to Shares. If we acquire control of MedImmune, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On April 20, 2007, the last full trading day before the announcement of the Offer and the possible Merger, the reported closing sales price per Share on NASDAQ in published financial sources was $48.01. On May 2, 2007, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on NASDAQ was $56.82. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not take place, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of MedImmune to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of MedImmune subject to registration, would substantially reduce the information required to be furnished by MedImmune to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to MedImmune. Furthermore, “affiliates” of MedImmune and persons holding “restricted securities” of MedImmune may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause MedImmune to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning MedImmune.  MedImmune is a Delaware corporation incorporated in 1988, with principal executive offices at One MedImmune Way, Gaithersburg, Maryland 20878. The telephone number of MedImmune’s principal executive offices is (301) 398-0000.

The following description of MedImmune and its business has been taken from MedImmune’s Form 10-K for the year ended December 31, 2006, and is qualified in its entirety by reference to such Form 10-K:

MedImmune is committed to advancing science to develop better medicines that help people live healthier, longer and more satisfying lives. [MedImmune] currently focus[es its] efforts on the therapeutic areas of infectious disease, cancer and inflammatory disease. [MedImmune] market[s] three products: Synagis® (palivizumab) and FluMist® (Influenza Virus Vaccine Live, Intranasal) to help prevent two common respiratory infectious diseases; and Ethyol® (amifostine) to help reduce adverse side effects of certain anti-cancer chemotherapies and radiotherapies.

Founded in 1988 and headquartered in Gaithersburg, Maryland, MedImmune operates facilities in the United States and Europe to manufacture and distribute one or more components of each of its products. [MedImmune has] a U.S.-based marketing team and sales force as well as clinical, research and development staff, through which [MedImmune is] developing a pipeline of product candidates for potential commercialization. In addition to [MedImmune’s] internal efforts, [MedImmune] has established clinical, research, development, manufacturing and commercialization collaborations with other companies and organizations.

Additional Information.  MedImmune is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. MedImmune’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9.  Certain Information Concerning Purchaser and AstraZeneca.  We are a Delaware corporation incorporated on April 18, 2007, with principal executive offices at 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware 19850. The telephone number of our principal executive offices is (302) 886-3000. To date, we have engaged in no activities other than those incidental to our formation, entry into the Merger Agreement and commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of AstraZeneca.

AstraZeneca is one of the world’s leading pharmaceutical companies and is a public limited company incorporated under the laws of England and Wales formed in 1993, with principal executive offices at 15 Stanhope Gate London, W1K 1LN, England, telephone number +44 20 7304 5000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of AstraZeneca and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (a) none of Purchaser, AstraZeneca and, to Purchaser’s and AstraZeneca’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of AstraZeneca, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of MedImmune; (b) none of AstraZeneca, Purchaser and, to AstraZeneca’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of MedImmune during the past 60 days; (c) none of AstraZeneca, Purchaser and, to AstraZeneca’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of MedImmune (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between AstraZeneca, Purchaser, their subsidiaries or, to AstraZeneca’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MedImmune or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between AstraZeneca, Purchaser, their subsidiaries or, to AstraZeneca’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MedImmune or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of AstraZeneca, Purchaser and, to AstraZeneca’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of AstraZeneca, Purchaser and, to AstraZeneca’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of AstraZeneca is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) AstraZeneca will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information.  AstraZeneca is a foreign private issuer as defined in Exchange Act Rule 3b-4 and is subject to the Exchange Act reporting requirements applicable to foreign private issuers. In accordance therewith, it files and furnishes periodic reports and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports and other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. AstraZeneca’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

10.  Source and Amount of Funds.  We will need approximately $15.6 billion to purchase all Shares pursuant to the Offer, to cash out certain stock options and warrants, to fund amounts which may become due and payable under the Convertible Notes and to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. AstraZeneca will provide us with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

The Facility.  AstraZeneca has entered into an unsecured facility agreement dated May 1, 2007 with Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, Citibank, N.A., Deutsche Bank AG, London Branch and HSBC Bank plc as lenders and HSBC Bank plc as facility agent (the “Facility Agreement”).

The Facility Agreement comprises a $15.0 billion committed term loan facility (the “Facility”) which is repayable in full 364 days from the date of the Facility Agreement. Proceeds drawn under the Facility must be used to finance (directly or indirectly) (a) the acquisition of MedImmune, (b) payments to holders of options pursuant to the Merger Agreement, (c) any costs and expenses in relation to the acquisition of MedImmune and (d) any refinancing of financial indebtedness of MedImmune or any of its subsidiaries ((a) and (b) a “Certain Funds Utilization”).

Conditions to Funding.  The Facility in respect of a Certain Funds Utilization is provided to AstraZeneca on a “certain funds” basis. As such, during the Availability Period, the lenders will be obliged to make a loan, and may not cancel a commitment or exercise any right of acceleration unless either there is a misrepresentation in relation to a Major Representation (defined below) or a Major Default (defined below) has occurred. For these purposes, “Availability Period” means the period from the date of the Facility Agreement to the earlier of the date falling six months thereafter and the date on which AstraZeneca first makes a voluntary prepayment of any loan. A “Major Representation” means any of the following representations in relation to AstraZeneca under the Facility Agreement: (a) status; (b) legal validity; (c) non-conflict (laws/constitutional documents); (d) powers and authority or (e) pari passu ranking. A “Major Default” means any of the following events of default in relation to AstraZeneca: (a) non-payment; (b) breach of provisions relating to purpose, negative pledge (including for this purpose only any material subsidiary), or the acquisition-related covenants; (c) misrepresentation insofar as it relates to a Major Representation; (d) insolvency, insolvency proceedings or creditors process; (e) unlawfulness or (f) repudiation.

Funding under the Facility is also subject to satisfaction of customary documentary conditions precedent.

Interest Rates and Commitment Fee.  The interest rate for the Facility is LIBOR plus a margin of 0.075% per annum plus any customary regulatory cost that is applicable.

AstraZeneca will pay a commitment fee equal to 25% per annum of the margin on available commitments under the Facility for the Availability Period.

Prepayments.  The Facility provides for mandatory prepayment from the net proceeds of certain financial indebtedness raised. Mandatory prepayment may also apply if there is a change of control of AstraZeneca or, in relation to a lender, if it becomes unlawful for that lender to perform its obligations under the Facility Agreement. The Facility Agreement also allows for voluntary prepayment in whole or in part, subject to customary notice requirements and in minimum amounts of no less than $25,000,000.

Other terms.  The Facility Agreement includes customary representations, covenants and events of default for facilities of this nature. Such events of default include (i) non-payment of any amount payable pursuant to the Facility Agreement, (ii) non-compliance with any material provisions of the Facility Agreement, (iii) certain misrepresentations in the Facility Agreement, (iv) certain insolvency events or proceedings, (v) if it becomes illegal for AstraZeneca to perform its obligations under the Facility Agreement, or (vi) if AstraZeneca repudiates the Facility Agreement, in each case subject to any applicable grace period.

The Facility Agreement is governed by English law.

The foregoing summary description of the Facility Agreement is qualified in its entirety by reference to the Facility Agreement itself, a copy of which Purchaser has filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”), which you may examine and copy as set forth in “Section 8 — Certain Information Concerning MedImmune” above.

11.	Background of the Offer.

In early 2006, AstraZeneca made a strategic decision to expand its biologics capability. In connection with that strategic initiative, and as part of its ongoing monitoring of potential licensing and acquisition opportunities, AstraZeneca carried out a review of MedImmune in the first half of 2006 and thereafter continued to monitor MedImmune on an ongoing basis.

On March 9, 2007, David R. Brennan, Chief Executive Officer of AstraZeneca, and John Goddard, Senior Vice President Strategic Planning and Business Development of AstraZeneca, were contacted by Goldman Sachs & Co. (“Goldman Sachs”). Goldman Sachs indicated they had been engaged by MedImmune to assist in the company’s evaluation of strategic alternatives and, on behalf of MedImmune, invited AstraZeneca to proceed with an in-depth evaluation of MedImmune. Goldman Sachs invited AstraZeneca to enter into a confidentiality agreement with the intent of scheduling MedImmune management presentations to AstraZeneca within two to three weeks. In response, AstraZeneca indicated that AstraZeneca wished to be involved in the process and was willing to enter into a confidentiality agreement and participate in management presentations by MedImmune executives.

On March 12, 2007, on behalf of MedImmune, Goldman Sachs sent AstraZeneca a draft confidentiality agreement and a high level overview of MedImmune.

On March 13, 2007, AstraZeneca retained Merrill Lynch International (“Merrill Lynch”) as its sole financial advisor with respect to the possible acquisition of MedImmune.

Between March 14 and March 28, 2007, representatives of Goldman Sachs, AstraZeneca and Merrill Lynch had several conversations to discuss the overall process and, in particular, the MedImmune management presentations scheduled to be delivered to AstraZeneca on March 30, 2007. Goldman Sachs indicated during these conversations that MedImmune was seeking to complete management presentations to all interested parties as soon as possible so that preliminary, non-binding indications of interest could be submitted on or around April 9, 2007.

On March 23, 2007, AstraZeneca and MedImmune entered into the First Confidentiality Agreement (defined below).

On March 29, 2007, Mr. Brennan met in Washington, D.C. with David M. Mott, the Chief Executive Officer of MedImmune, to discuss the strengths and characteristics of MedImmune, its strategy, approaches and culture.

Also on March 29, 2007, on behalf of MedImmune, Goldman Sachs sent AstraZeneca a bid procedure letter indicating that non-binding indications of interest would be due on April 5, 2007.

On March 30, 2007, a team of AstraZeneca executives, including Mr. Brennan and Merrill Lynch, attended a management presentation by MedImmune executives in Washington, D.C. The management presentations included, among other things, an introduction and general overview of the MedImmune business and its infectious disease, cancer and inflammatory product franchises and product pipelines and technologies as well as an operations and financial review. Break-out discussions took place regarding sales and marketing, research and development and financial, legal and business development matters.

On March 30, 2007, MedImmune granted AstraZeneca and its advisors access to an electronic data room containing certain MedImmune contractual arrangements to enable AstraZeneca to evaluate the effect of these contracts on its willingness to submit a non-binding proposal.

Following numerous internal meetings within AstraZeneca, the board of directors of AstraZeneca met on April 4, 2007 to approve the submission of an indicative non-binding proposal.

On April 5, 2007, following a series of discussions among representatives of Goldman Sachs, AstraZeneca and Merrill Lynch, AstraZeneca submitted a non-binding proposal to Goldman Sachs with a preliminary value for MedImmune of $50.00 per Share on a fully diluted basis.

On April 6, 2007, on behalf of MedImmune, Goldman Sachs notified Merrill Lynch and AstraZeneca that AstraZeneca was invited to participate in the second round of the process along with several other companies.

On April 7, 2007, AstraZeneca was given access to further information in the electronic data room for the purpose of undertaking its due diligence review.

On April 10, 2007, Goldman Sachs provided AstraZeneca with a draft merger agreement indicating that this document should be submitted with AstraZeneca’s binding offer marked to reflect any proposed changes.

On April 10, 11 and 12, 2007, AstraZeneca submitted requests for additional documents to be included in the electronic data room and lists of topics to be discussed in the due diligence follow-up meetings scheduled for April 16, 2007.

On April 11, 2007, representatives of AstraZeneca visited MedImmune’s production facilities at Gaithersburg, MD and Fredericksburg, MD as part of AstraZeneca’s due diligence of MedImmune’s production capability and capacity.

On April 11 and 12, 2007, representatives of AstraZeneca and its advisors met, and had teleconferences, with members of MedImmune’s management to discuss, among other things, MedImmune’s research and development organization and capabilities and MedImmune’s pipeline products and technologies.

On April 12, 2007, Mr. Brennan met with Mr. Mott in Washington, D.C. to discuss the MedImmune management team and other key personnel and the perception of AstraZeneca in MedImmune.

On April 16, 2007, representatives of AstraZeneca met with representatives of MedImmune to discuss due diligence issues. These discussions covered a range of topics arising from the review of information contained in the electronic data room, including MedImmune’s research and development organization, product pipeline, technologies and capabilities, marketing and sales capabilities, resource and strategies, human resources approaches, and various legal, finance and business development matters. At this meeting, discussions also took place among AstraZeneca executives, representatives of Davis Polk & Wardwell, AstraZeneca’s legal advisor (“Davis Polk”), members of MedImmune’s management team, and representatives of Dewey Ballantine LLP, MedImmune’s legal advisor (“Dewey Ballantine”), for the purpose of, among other things, discussing and clarifying certain provisions in the draft merger agreement circulated by Goldman Sachs. Due diligence by AstraZeneca and its advisors continued through April 21, 2007.

On April 17, 2007, representatives of AstraZeneca visited MedImmune’s production facility at Speke, Liverpool, UK as part of AstraZeneca’s due diligence of MedImmune’s production capability and capacity.

On April 19, 2007, the AstraZeneca board of directors met to consider the possible acquisition of MedImmune and unanimously approved the submission of a definitive, binding bid. Following the board meeting, members of

AstraZeneca’s senior management agreed that any offer price included in the binding bid would be made in anticipation of further price negotiations with MedImmune.

On April 20, 2007, AstraZeneca submitted a firm and binding proposal accompanied by a mark-up of the form of merger agreement.

On April 21, 2007, on behalf of MedImmune, Goldman Sachs informed Merrill Lynch that MedImmune was not at that point in a position to select the winning bidder. Goldman Sachs indicated that MedImmune wished to be at a point where the form of merger agreement would be agreed by the end of the day on April 21, 2007 and that AstraZeneca would then be invited to submit a best and final proposal for the acquisition of MedImmune by 12:00 p.m. (EDT) on April 22, 2007 accompanied by a copy of the merger agreement executed by AstraZeneca.

On April 21, 2007, several discussions took place between representatives of AstraZeneca and Davis Polk, on the one hand, and MedImmune and Dewey Ballantine, on the other hand, on various aspects of the draft merger agreement and employee retention arrangements. Discussions also took place among representatives of AstraZeneca, Davis Polk and Merrill Lynch and representatives of MedImmune, Dewey Ballantine and Goldman Sachs regarding the potential impact of the transaction on certain hedge transactions entered into between MedImmune and UBS AG and Lehman Brothers OTC Derivatives Inc.

Also on April 21, 2007, Mr. Brennan and Lynn Tetrault, Executive Vice President Human Resources and Corporate Affairs of AstraZeneca, met with Mr. Mott to discuss the willingness of Mr. Mott and the rest of the MedImmune management team to remain in position following completion of an acquisition and associated contractual matters.

On April 22, 2007, in accordance with the procedures communicated by Goldman Sachs, AstraZeneca submitted a revised binding proposal for the acquisition of MedImmune, including an executed merger agreement, reflecting a purchase price of $58.00 per Share. Later that afternoon Mr. Brennan was informed by Mr. Mott that the MedImmune Board had resolved to accept AstraZeneca’s offer for the company and had executed the Merger Agreement with AstraZeneca on behalf of MedImmune.

12.	Purpose of the Offer; Plans for MedImmune; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for MedImmune.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, MedImmune. The Offer, as the first step in the acquisition of MedImmune, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of MedImmune not purchased pursuant to the Offer or otherwise.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that AstraZeneca will be entitled to designate representatives to serve on the MedImmune Board in proportion to our ownership of Shares following such purchase provided that prior to the Merger Effective Time the MedImmune Board must always have at least two members of the MedImmune Board who were members of the MedImmune Board prior to the time that we accept Shares for payment pursuant to the Offer. AstraZeneca currently intends, promptly after consummation of the Offer, to exercise this right and to designate one or more persons who are likely to be employees of AstraZeneca or its affiliates to serve as directors of MedImmune. We expect that such representation on the MedImmune Board would permit us to exert substantial influence over MedImmune’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we expect to merge with and into MedImmune. We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of MedImmune. See “Section 13 — The Transaction Documents — The Merger Agreement.”

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of MedImmune will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. AstraZeneca will continue to evaluate the business and operations of MedImmune during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, AstraZeneca intends to work with MedImmune’s management as part of a comprehensive review of MedImmune’s business, operations, capitalization and management with a view to optimizing development of MedImmune’s potential in conjunction with AstraZeneca’s business.

Following this review, AstraZeneca expects to combine its biologics operations with those of MedImmune, including those of AstraZeneca’s subsidiary Cambridge Antibody Technology Limited. Key aspects of this combination will include identifying the best portfolio approach in common areas of therapeutic focus (Infectious Disease, Oncology and Respiratory & Inflammation), application of MedImmune’s capabilities to AstraZeneca’s other therapy areas of Cardiovascular, Gastro-Intestinal and Neuroscience, leveraging AstraZeneca’s sales and marketing infrastructure across all product franchises and identifying areas for cost reductions within the combined business.

In connection with the execution of the Merger Agreement, each of David M. Mott, the Chief Executive Officer and President of MedImmune, and James F. Young, Ph.D., the President of Research and Development of MedImmune, has executed a retention term sheet agreement (the “Term Sheet”) with MedImmune that will apply with respect to his continued employment for the one year period following the termination of his employment agreement in connection with the closing of the Merger. The Term Sheets provide that each of Mr. Mott and Dr. Young will (i) continue to have the same title (i.e., Chief Executive Officer and President of MedImmune, and President of Research and Development of MedImmune, respectively), base salary and 2007 bonus opportunity (subject to the Merger Agreement); (ii) be eligible for a retention incentive award consistent with the retention incentive program described above (i.e., 25% of base salary payable at the first anniversary of the closing of the Merger); (iii) be eligible for severance of one year’s base salary and target bonus upon a termination of employment by MedImmune without cause; and (iv) be subject to specified restrictive covenants. In addition, AstraZeneca intends to endeavor to enter into retention arrangements with certain other members of MedImmune’s senior management prior to the closing of the Merger.

If, for any reason following completion of the Offer, the Merger is not consummated, AstraZeneca and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving MedImmune or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the MedImmune Board or management, any material change in the MedImmune’s capitalization or dividend policy or any other material change in MedImmune’s corporate structure or business.

Stockholder Approval.  Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we could, and we intend to, effect a Merger under the short-form merger provisions of the DGCL without prior notice to, or any action by, any other MedImmune stockholder. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger Agreement and the Merger by MedImmune ’s stockholders. Approval of the Merger Agreement and the Merger requires the approval of holders of not less than a majority of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other MedImmune stockholder, to satisfy the stockholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, MedImmune has agreed to promptly call, give notice of, convene and hold a meeting of MedImmune’s stockholders in accordance with its certificate of incorporation, bylaws, applicable law and the NASDAQ Marketplace Rules to consider and take action upon the Merger Agreement if stockholder approval is required to effect the Merger.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a fair rate of interest, if any, determined by a Delaware court for Shares held by such holder. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to MedImmune a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

13.	The Transaction Documents.

The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning MedImmune” above.

The Offer.  The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than May 4, 2007. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the expiration or termination of any applicable waiting period under the HSR Act and the expiration or termination of any applicable waiting periods, or clearance of the acquisition of Shares prior to the expiration of such waiting periods, under certain foreign antitrust or competition laws and the satisfaction of the other conditions set forth in “Section 15 — Conditions of the Offer.” The Merger Agreement provides that each MedImmune stockholder who tenders Shares in the Offer will receive $58.00 for each Share tendered, net to the stockholder in cash. Purchaser has agreed that, without the prior written consent of MedImmune, it will not:

•	change or waive the Minimum Condition;

•	decrease the number of Shares sought in the Offer;

•	reduce the per Share amount paid in the Offer;

•	extend or otherwise change the Expiration Date, except as required and described under “— Mandatory Extensions of the Offer” below;

•	change the form of the consideration payable in the Offer; or

•	amend, modify or supplement the conditions to the Offer set forth in “Section 15 — Conditions to the Offer” in a manner that adversely affects, or would reasonably be expected to adversely affect the holders of Shares.

Mandatory Extensions of the Offer.  Purchaser may extend the Offer, without the consent of MedImmune, if at the then-scheduled Expiration Date of the Offer, any condition to the Offer has not been satisfied or waived. In addition, Purchaser has agreed under the Merger Agreement to extend the Offer if, on the Expiration Date, any condition to the Offer has not been satisfied or waived and such condition could reasonably be expected to be satisfied and such extension is requested by MedImmune in writing at least two business days prior to the then scheduled Expiration Date. Any individual extension of the Offer may not exceed 10 business days and in no event may the Offer extend beyond December 31, 2007 (the “Outside Date”). The Merger Agreement further obligates Purchaser to extend the Offer (but not beyond the Outside Date) for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ that is applicable to the Offer.

The Merger Agreement obligates Purchaser to accept for payment all Shares validly tendered pursuant to the Offer (and not withdrawn) as promptly as practicable on the later of (i) the earliest date as of which Purchaser is permitted under applicable law to accept for payment Shares tendered pursuant to the Offer and (ii) the earliest date as of which each of the conditions set forth in “Section 15 — Conditions of the Offer” have been satisfied or waived. After the time Purchaser first accepts payment for any Shares (the “Acceptance Time”), the Merger Agreement requires Purchaser thereafter to as promptly as practicable pay for such Shares.

Subsequent Offer.  The Merger Agreement permits Purchaser, in its sole discretion, to provide for, in accordance with Rule 14d-11 of the Exchange Act, a Subsequent Offering Period. The Merger Agreement obligates Purchaser to provide for a Subsequent Offering Period, if requested by MedImmune, in the event that, at the Acceptance Time, AstraZeneca, Purchaser and their affiliates own more than 80% but less than 90% of the Shares outstanding at that time. Purchaser is required pursuant to the Merger Agreement to as promptly as practicable accept and pay for Shares validly tendered during the Subsequent Offering Period.

Directors.  The Merger Agreement provides that after the Acceptance Time, AstraZeneca will be entitled to designate the number of directors, rounded up to the next whole number, to the MedImmune Board that is in the same proportion as the percentage of Shares then beneficially owned by AstraZeneca to the total number of Shares outstanding (determined on a fully-diluted basis, but disregarding any unvested stock options and other unvested rights to acquire MedImmune Shares). MedImmune is required under the Merger Agreement to take all actions reasonably necessary to permit AstraZeneca’s designees to be elected or appointed to the MedImmune Board, provided that the MedImmune Board must always have at least two members of the MedImmune Board who were members of the MedImmune Board immediately prior to the Acceptance Time. MedImmune will also use its reasonable efforts to cause individuals designated by AstraZeneca to constitute the number of members, rounded up to the next whole number, on each committee of the MedImmune Board and the board of directors of each subsidiary of MedImmune (and each committee thereof) that represents the same percentage as such individuals represent on the MedImmune Board. Without limiting the foregoing, the Merger Agreement further provides that if AstraZeneca exercises its right to appoint directors to the MedImmune Board, until the Merger Effective Time, the MedImmune Board will have at least the number of independent directors as may be required by NASDAQ Marketplace Rules or the federal securities laws.

Following the election or appointment of AstraZeneca’s designees and until the Merger Effective Time, the approval of a majority of the directors of the MedImmune Board then in office who were not designated by AstraZeneca will be required to authorize (and such authorization will constitute the authorization of the MedImmune Board):

•	any amendment to or termination of the Merger Agreement by MedImmune;

•	any extension of time for performance of any of the obligations or other acts of AstraZeneca or Purchaser;

•	any waiver of compliance with any covenant of AstraZeneca or Purchaser or any condition to any obligation of MedImmune or any waiver of any right of MedImmune under the Merger Agreement; or

•	any other consent or action by MedImmune or the MedImmune Board with respect to the Merger Agreement, the Offer or the Merger.

The Merger.  The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into MedImmune. Following the Merger, the separate corporate existence of Purchaser will cease and MedImmune will continue as the Surviving Corporation as an indirect wholly owned subsidiary of AstraZeneca.

Under the terms of the Merger Agreement, at the Merger Effective Time, each Share outstanding will be converted into the right to receive a cash amount equal to the per Share amount paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (a) Shares owned by MedImmune, AstraZeneca or any of their subsidiaries and (b) Shares owned by MedImmune stockholders who properly exercise dissenters’ rights under the DGCL.

The Merger Agreement provides that if Purchaser acquires at least at least 90% of the issued and outstanding Shares pursuant to the Offer or otherwise, each of AstraZeneca, Purchaser and MedImmune will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a meeting of the holders of Shares by way of a short-form merger in accordance with Section 253 of the DGCL.

If, however, approval of MedImmune stockholders is required to approve the Merger in accordance with the DGCL, MedImmune has agreed pursuant to the Merger Agreement that it will, among other things, (i) as soon as practicable following the later of the Acceptance Time or the expiration of any Subsequent Offering Period, prepare and file with the

SEC (after consultation with AstraZeneca) a proxy or information statement relating to the Merger Agreement (the “Proxy/Information Statement”), (ii) include in the Proxy/Information Statement, except to the extent the MedImmune Board has effected or effects an Adverse Recommendation Change (defined below) prior to the Acceptance Time, (A) the recommendation of the MedImmune Board that holders of Shares vote in favor of the approval and the adoption of the Merger Agreement and the approval of the Merger and (B) the opinion of the MedImmune Financial Advisor, (iii) use its reasonable best efforts to have the Proxy/Information Statement cleared by the SEC as promptly as practicable, (iv) use its reasonable best efforts to cause the Proxy/Information Statement to be mailed to holders of Shares as promptly as reasonably practicable and (v) acting through the MedImmune Board, duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following clearance with the SEC of the Proxy/Information Statement for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Pursuant to the Merger Agreement, and in accordance with the DGCL and MedImmune’s certificate of incorporation, if the approval of holders of Shares is required in order to consummate the Merger, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser.

Stock Options and Warrants.  The Merger Agreement provides that each option and warrant (other than the Call-Spread Warrants) to acquire Shares that is outstanding immediately prior to the Merger Effective Time, whether or not fully vested and exercisable, will, at the Merger Effective Time, be cancelled, and each holder of an option or warrant will be entitled to receive a cash amount (net of applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or such warrant, as applicable, multiplied by the number of Shares issuable upon exercise of such option or such warrant.

Certificate of Incorporation, Bylaws, Directors and Officers.  At the Merger Effective Time, the certificate of incorporation of Purchaser, as in effect immediately prior to the Merger Effective Time (except that the name of the Surviving Corporation will be “MedImmune, Inc.”) will be the certificate of incorporation of the Surviving Corporation, until amended afterward in accordance with applicable law. The bylaws of Purchaser in effect at the Effective Time (except that the name of the Surviving Corporation will be “MedImmune, Inc.”) will be the bylaws of the Surviving Corporation, until amended afterwards in accordance with applicable law. The directors of Purchaser immediately prior to the Merger Effective Time will be the directors of the Surviving Corporation and the officers of MedImmune immediately prior to the Merger Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Representations and Warranties.  In the Merger Agreement, MedImmune has made customary representations and warranties to AstraZeneca and Purchaser, including representations relating to, its corporate organization, subsidiaries, capitalization, authority, consents and approvals, permits and compliance with laws, SEC filings and financial statements (including with respect to internal controls), absence of certain changes or events, absence of undisclosed liabilities, absence of litigation, compliance with laws, employee benefits plans and employment arrangements (including approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), labor and employment matters, information to be included in the Schedule 14D-9, the Proxy/Information Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement, intellectual property matters, regulatory compliance, taxes, environmental matters, real property matters, material contracts, interested party transactions, broker’s fees, the opinion of the MedImmune Financial Advisor, and the Rights Agreement and state takeover laws. AstraZeneca and Purchaser have made customary representations and warranties to MedImmune with respect to, among other matters, their organization, ownership of Purchaser, authority, consents and approvals, information to be included in the Offer documents, the Proxy/Information Statement and other documents required to be filed in connection with the transactions contemplated by the Merger Agreement, absence of litigation, availability of funds, ownership of securities of MedImmune, other agreements or understandings, broker’s fees and the absence of any additional representations by MedImmune.

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for fraud or willful breach.

The Merger Agreement has been filed as an exhibit to the Schedule TO and this summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about MedImmune or AstraZeneca in MedImmune’s or

AstraZeneca’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to MedImmune or AstraZeneca. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Operating Covenants.  The Merger Agreement obligates MedImmune and its subsidiaries, from the date of the Merger Agreement until the such time as AstraZeneca’s designees constitute a majority of the MedImmune Board, except as required or expressly permitted by the Merger Agreement or with the prior written consent of AstraZeneca (which shall not be unreasonably withheld or delayed), to conduct business in the ordinary course and to use commercially reasonable efforts to preserve substantially intact the business organization and to preserve the current relationships of MedImmune and its subsidiaries with any person with which MedImmune or its subsidiaries have significant business relations. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of MedImmune prior to such time as AstraZeneca’s designees constitute a majority of the MedImmune Board, which provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, MedImmune and its subsidiaries will not take certain actions without the prior written consent of AstraZeneca (which consent will not be unreasonably withheld or delayed) including, among other things, amendments to the MedImmune certificate of incorporation, bylaws or other organizational documents; amendments to terms of its securities or capital stock; issuances, sales, recapitalizations or splits of its securities; repurchases or redemptions of securities; dividends and other distributions; acquisitions or dispositions; entry into license agreements with respect to intellectual property; actions that would adversely affect material patents or patent applications; incurrence of indebtedness; actions related to entry into or amendment or termination of material contracts; increases in compensation or adoption of new benefit plans; change accounting policies (whether for financial accounting or tax purposes); change tax accounting methods or file any amended tax return; authorize capital expenditures; settle material litigation; fail to maintain insurance policies; adopt a plan of liquidation; or modify or withdraw approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act.

No Solicitation.  In the Merger Agreement, MedImmune has agreed that it will not, nor will it authorize or permit, directly or indirectly, any of its subsidiaries or any of its or their respective officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders or other agents, representatives or affiliates to:

•	initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance or access to properties or assets) any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any MedImmune Acquisition Proposal (defined below);

•	enter into discussions or negotiate with any person in furtherance of such inquiries or to obtain a MedImmune Acquisition Proposal;

•	grant any person any waiver or release under any standstill or similar agreement with respect to any class of equity securities of MedImmune or any of its subsidiaries;

•	take any action not already taken to make the provisions of any “business combination” or other similar anti-takeover statute or regulation or any restrictive provision of any applicable anti-takeover provision of MedImmune’s certificate of incorporation or under the Rights Agreement inapplicable to any transactions contemplated by a MedImmune Acquisition Proposal; or

•	enter into any agreement, including an agreement in principle, with respect to a MedImmune Acquisition Proposal (other than certain confidentiality agreements entered into in compliance with the Merger Agreement).

“MedImmune Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving MedImmune or any of its subsidiaries that would constitute a “significant subsidiary” (defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, liquidation, dissolution, share exchange or any similar transaction, of any assets of

MedImmune or any of its subsidiaries representing 20% or more of the consolidated assets of MedImmune or any of its subsidiaries, (c) issue, sale or other disposition by MedImmune of securities representing 20% or more of the votes or value associated with the outstanding voting equity securities of MedImmune, (d) tender offer or exchange offer in which any person offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding Shares or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions, in each case, other than the transactions contemplated by the Merger Agreement (including the Offer and the Merger).

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if MedImmune or any of its subsidiaries receives a MedImmune Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of the non-solicitation provision described above) that the MedImmune Board determines in good faith after consultation with its legal and financial advisors is, or is reasonably likely to lead to, a MedImmune Superior Proposal (defined below) and that the failure to take the action specified in clause (x) or (y) below, as applicable, would be inconsistent with its fiduciary obligations under applicable law, the MedImmune Board may (directly or through advisors or representatives), subject to compliance by MedImmune with its notice obligations to AstraZeneca described below:

(x) engage in negotiations or discussions with such person who made such MedImmune Acquisition Proposal and its advisors; and/or

(y) furnish non-public information with respect to MedImmune and its subsidiaries to the person who made such MedImmune Acquisition Proposal pursuant to a confidentiality agreement with terms overall no less favorable to MedImmune than those contained in the First Confidentiality Agreement described below.

The Merger Agreement provides that MedImmune must promptly (and in all cases within 24 hours) advise AstraZeneca in writing of any MedImmune Acquisition Proposal, the terms and conditions of any such MedImmune Acquisition Proposal (including any changes thereto) and the identity of the person making any such MedImmune Acquisition Proposal and of any discussions, explorations or negotiations sought to be entered into or continued or requests for information or access to properties or assets made or requested by such person with MedImmune, any of its subsidiaries or any of their respective directors, officers, employees or representatives. The Merger Agreement further provides that thereafter MedImmune must keep AstraZeneca reasonably informed, on a current basis, of the status (including any change to the terms and conditions thereof) of any such MedImmune Acqusition Proposal. MedImmune is prohibited under the Merger Agreement from taking any of the actions referred to in clauses (x) and (y) above unless MedImmune has delivered to AstraZeneca a prior written notice advising AstraZeneca that it intends to take such action, and thereafter continues to advise AstraZeneca of the status and terms of any discussions and negotiations with the person making the MedImmune Acquisition Proposal.

The Merger Agreement requires MedImmune to immediately cease any and all existing soliciting activities, discussions or negotiations and non-public information access, if any, with or to any person conducted prior to the date of the Merger Agreement with respect to any MedImmune Acquisition Proposal.

“MedImmune Superior Proposal” means any bona fide, unsolicited written MedImmune Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a third party which the MedImmune Board determines in good faith (after consultation with its financial and legal advisors and taking into account all the terms and conditions of the MedImmune Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) to be more favorable to MedImmune’s stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement and for which financing, if a cash transaction (in whole or in part), is then committed or determined by the MedImmune Board to be reasonably likely to be obtained; provided, however, for purposes of this definition of “MedImmune Superior Proposal,” the term MedImmune Acquisition Proposal will have the meaning assigned to such term herein, except that all references to “20%” included in the definition of MedImmune Acquisition Proposal are deemed to be references to “50%.”

MedImmune Board Recommendation.  MedImmune has represented to AstraZeneca and Purchaser in the Merger Agreement that the MedImmune Board, at a meeting duly called and held, unanimously:

(a) adopted and approved the Merger Agreement and approved the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the DGCL;

(b) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of MedImmune and its stockholders;

(c) adopted resolutions (subject to the MedImmune Board’s right to make an Adverse Recommendation Change as described below) recommending that MedImmune stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement and approve the Merger, if required (the “MedImmune Board Recommendation”); and

(d) adopted resolutions taking all other actions necessary to render Section 203 of the DGCL and the Rights Agreement inapplicable to each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that the MedImmune Board may not, directly or indirectly, (i)(A) subject to certain limited exceptions, fail to make, withdraw (or amend or modify in a manner adverse to AstraZeneca) or publicly propose to withdraw (or amend or modify in a manner adverse to AstraZeneca), the MedImmune Board Recommendation or the approval of the MedImmune Board of the Merger Agreement and the transactions contemplated thereby or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any MedImmune Acquisition Proposal, or take any action or make any statement inconsistent with the MedImmune Board Recommendation (any of the foregoing, an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow MedImmune or any subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or that could reasonably be expected to lead to any MedImmune Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Offer or the Merger or any other transaction contemplated by the Merger Agreement. Notwithstanding the foregoing, at any time prior to the Acceptance Time, and subject to MedImmune’s compliance with its non-solicitation obligations, the MedImmune Board may make an Adverse Recommendation Change in response to a MedImmune Superior Proposal or a material event, development or change in circumstances that occurs, arises or becomes known to the MedImmune Board following the date of the Merger Agreement, if the MedImmune Board determines in good faith, after consultation with its legal and financial advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Offer Documents.  Subject to the terms and conditions provided in the Merger Agreement, each of MedImmune, AstraZeneca and Purchaser has agreed to promptly correct any information provided for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if such information has become false or misleading in any material respect and each party has further agreed to promptly cause the Schedule TO and the other Offer documents or the Schedule 14D-9 as supplemented or amended to correct such information to be filed with the SEC and to be disseminated to the holders of Shares.

Third Party Consents and Regulatory Approvals.  The parties have agreed in the Merger Agreement to as promptly as practicable (i) make all filings and submissions under the HSR Act and under antitrust laws of certain non-United States jurisdictions, (ii) use reasonable best efforts to cooperate with each other in (A) determining which other filings are required or advisable to be made prior to the Acceptance Time and the Merger Effective Time with, and which material consents, approvals, permits, notices or authorizations are required or advisable to be obtained prior to the Acceptance Time and the Merger Effective Time from, governmental authorities in connection with the execution and delivery of the Merger Agreement and consummation of the transactions contemplated therein and (B) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. The Merger Agreement states that “reasonable best efforts” includes (A) executing settlements, undertakings, consent decrees, stipulations or other agreements, (B) selling, divesting, holding separate or otherwise conveying any particular assets or categories of assets or businesses of AstraZeneca, (C) agreeing to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of MedImmune and (D) otherwise taking or committing to take actions that would limit the freedom of action of AstraZeneca or its subsidiaries (including the Surviving Corporation) with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the effectuation of the Merger.

Employment and Compensation Arrangements.  Pursuant to the Merger Agreement, AstraZeneca and Purchaser have agreed to, following the Merger Effective Time, cause the Surviving Corporation to take all actions necessary or advisable to implement a retention incentive (the “Retention Incentive”) and a severance program (the “Severance Program”), as described below.

Under the Retention Incentive, the Surviving Corporation will pay an incremental bonus, in addition to its normal cash bonus arrangements, immediately following the first anniversary of the closing of the Merger to every person who was employed by MedImmune at the closing of the Merger and by the Surviving Corporation on such anniversary. The incremental bonus will be in an amount equal to 15% to 25% of the employee’s base salary, depending on the employee’s job level. For employees holding positions of senior vice president and above, eligibility for this bonus will be subject to customary restrictive covenants, including provisions relating to non-competition and non-solicitation of employees for the term of employment and 12 months thereafter. The Retention Incentive will be designed so that the aggregate amount of the bonuses payable to all employees under the program will not exceed $45 million.

Under the Severance Program, the Surviving Corporation will pay a severance benefit to every person who was employed by MedImmune on the date of closing of the Merger who is terminated by the Surviving Corporation without cause during the first 12 months following such date, in an amount equal to 6 to 12 months of the employee’s base salary, depending on the employee’s job level (excluding the executive officers who are currently party to employment agreements, as to whom individually negotiated arrangements are anticipated).

Furthermore, we have been informed that MedImmune had previously entered into employment agreements with each of David M. Mott, Wayne T. Hockmeyer, Ph.D., James F. Young, Ph.D., Edward M. Connor, M.D., Lota S. Zoth, Edward T. Mathers, Bernardus N. Machielse, Drs., William C. Bertrand, Peter S. Greenleaf, Pamela J. Lupien, Sidney Mazel, Linda J. Peters, Peter A. Kiener, D.Phil., Gail Folena-Wasserman, Ph.D., R. Michael Smullen, Christine A. Dingivan, M.D., and Frank J. Malinoski M.D., Ph.D. These employment agreements provide for severance payments (equal to the sum of the executive’s semi-monthly base salary and a pro-rata bonus amount multiplied by 72, in the case of Mr. Mott, Dr. Hockmeyer and Dr. Young, or 48, in the case of the other executives, discounted, in each case, to the present value), as well as certain other benefits and tax gross-ups, if the executive is terminated by MedImmune without cause or terminates his or her employment for good reason within a certain period of time following a change in control of MedImmune. In connection with the entry into the Merger Agreement, AstraZeneca has agreed pursuant to the Merger Agreement to cause the Surviving Corporation to pay the executives holding such employment agreements an amount equal to the amount that would be payable to such executives under such agreements in the case of a termination for good reason following a change in control. Such payment is to be made within three business days following the closing of the Merger. Please refer to the Schedule 14D-9 for a quantification of the costs associated with these arrangements.

Approval of Compensation Actions.  The Merger Agreement provides that MedImmune (acting through its compensation committee) is obligated to take all steps that may be necessary or advisable to cause certain compensation arrangements, including those described above under “— Employment and Compensation Arrangements” and “Section 12 — Purpose of the Offer; Plans for MedImmune; Stockholder Approval; Appraisal Rights — Plans for MedImmune” above, entered into by MedImmune or any of its subsidiaries on or after April 22, 2007 to be approved by the compensation committee of the MedImmune Board comprised solely of “independent directors” as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Access to Information.  Subject to applicable law, the Merger Agreement provides that during the period prior to the earlier to occur of the Merger Effective Time and the termination of the Merger Agreement, MedImmune will, and will cause its subsidiaries and their respective officers, directors, employees, auditors and agents to provide AstraZeneca and its representatives reasonable access, during normal business hours, to the officers, employees, agents, properties, offices, plants and other facilities, contracts, books and records of MedImmune and its subsidiaries, and all other financial, operating and other data and information as AstraZeneca may reasonably request.

Indemnification and Insurance.  The Merger Agreement provides that from and after the Merger Effective Time, AstraZeneca will, and will cause the Surviving Corporation to, (A) indemnify and hold harmless each person who was, as of the date of the Merger Agreement or prior to the consummation of the Merger, a director, officer, trustee, employee, agent or fiduciary of MedImmune or its subsidiaries to the fullest extent permitted by applicable law in connection with claims arising out of or pertaining to matters that relate to such person’s duties to or service for MedImmune and its subsidiaries and (B) promptly pay on behalf of or advance to each such person to the fullest extent permitted by applicable law (provided he or she signs an undertaking to repay such expenses to the extent required by applicable law) such costs and expenses incurred in connection with the defense of any such claim or in connection with enforcing any rights with respect to such indemnification or advancement. The Merger Agreement provides that the indemnification and advancement obligations of AstraZeneca and the Surviving Corporation extend to acts or omissions occurring at or before the Merger Effective Time and certain claims relating thereto.

In addition, AstraZeneca and Purchaser agreed pursuant to the Merger Agreement that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in MedImmune’s certificate of incorporation or bylaws (or similar documents of any of MedImmune’s subsidiaries) will be assumed by the Surviving Corporation at the Merger Effective Time and will survive the Merger in full force and effect in accordance with their terms. The Merger Agreement further provides that for a period of six years after the Merger Effective Time, the organizational documents of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth as of the date of the Merger Agreement in MedImmune’s certificate of incorporation and bylaws, which provisions will not be amended, repealed or otherwise modified in a manner that would affect adversely the rights thereunder unless such modifications are required by law and then only to the minimum extent required by law.

AstraZeneca agreed pursuant to the Merger Agreement that MedImmune will maintain for a period of at least six years the “tail” insurance policy in existence as of the date of the Merger Agreement or a substitute of at least the same coverage and amounts and containing terms and conditions which are in the aggregate no less advantageous to the insured for certain claims arising from facts or events that occurred on or before the Merger Effective Time, including in respect of the transactions contemplated by the Merger Agreement. The maximum cost of such “tail” policy will not exceed 300% of the current annual premium paid by MedImmune and its subsidiaries for their existing directors’ and officers’ liability insurance coverage in the aggregate.

Conditions to the Offer.  See “Section 15 — Conditions of the Offer.”

Conditions to the Merger.  The obligations of each of each party to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

•	if required by applicable law, the adoption of the Merger Agreement by holders of at least a majority of the outstanding Shares entitled to vote in accordance with the DGCL;

•	Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer; and

•	no governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any injunction order decree or ruling that is then in effect that has the effect of making the consummation of the Merger illegal or restraining, preventing or prohibiting consummation of the Merger.

Termination.  The Merger Agreement may be terminated at any time and the Offer and/or the Merger may be abandoned before or after the approval of the Merger Agreement by the stockholders of MedImmune:

(a) by the mutual written consent of MedImmune and AstraZeneca at any time prior to the Acceptance Time;

(b) by either MedImmune or AstraZeneca:

(i) at any time after the Outside Date if the Acceptance Time has not occurred on or before the Outside Date, provided, however, that the right to terminate the Merger Agreement pursuant to the provision described in this paragraph will not be available to a party whose failure to fulfill any obligation under the Merger Agreement materially contributed to the failure of the Acceptance Time to occur on or before such date; or

(ii) if any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) that has the effect of making the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger (a “Governmental Order”) which has become final and non-appealable, provided, however, that the right to terminate the Merger Agreement pursuant to the provision described in this paragraph will not be available to any party unless such party has used its reasonable best efforts to oppose any such Governmental Order or to have such governmental action vacated or made inapplicable to the Offer and the Merger; or

(iii) if the Offer expires (as it may have been extended) as a result of the non-satisfaction of the Minimum Condition, without Purchaser having accepted for payment any Shares tendered pursuant to the Offer, provided, however, that a party will not be permitted to terminate the Merger Agreement pursuant to the provision described in this paragraph if the non-satisfaction of the Minimum Condition is attributable to the failure of such party to fulfill its obligations under the Merger Agreement; or

(c) by AstraZeneca:

(i) if prior to the Acceptance Time there has been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of MedImmune contained in the Merger Agreement, which breach or inaccuracy would give rise to the failure of a condition set forth in paragraphs (2)(a) and (2)(b) under “Section 15 — Conditions of the Offer” and is either incurable or, if curable, is not cured by MedImmune by the earlier of 60 days following receipt by MedImmune of written notice of such breach or failure and the Outside Date; provided that neither AstraZeneca nor Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement; or

(ii) if prior to the Acceptance Time, an Adverse Recommendation Change has occurred; or

(iii) if prior to the Acceptance Time, MedImmune has willfully and materially breached its non-solicitation obligations under the Merger Agreement; or

(d) by MedImmune:

(i) if prior to the Acceptance Time, there has been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of AstraZeneca or Purchaser contained in the Merger Agreement, which breach or inaccuracy would reasonably be expected to have an AstraZeneca Material Adverse Effect and is either incurable or, if curable, is not cured by AstraZeneca or Purchaser by the earlier of 60 days following receipt by AstraZeneca or Purchaser of written notice of such breach or failure and the Outside Date; provided that MedImmune is not then in material breach of any representation, warranty or covenant under the Merger Agreement; or

(ii) if at any time prior to the Acceptance Time, (A) the MedImmune Board has received a MedImmune Superior Proposal, (B) MedImmune is in compliance in all material respects with its non-solicitation obligations under the Merger Agreement described above under “— No Solicitation,” (C) MedImmune has first given AstraZeneca at least three business days’ notice of its intent to terminate pursuant to the provision described in this paragraph, indicating in such notice the material terms and conditions of such MedImmune Superior Proposal and during the three business day period immediately following the delivery of such notice, MedImmune negotiates in good faith with AstraZeneca to make such adjustments to the terms and conditions of the Merger Agreement as would enable the parties to proceed with the transactions contemplated therein on such adjusted terms, (D) after taking into account any amendment to the Merger Agreement entered into, or to which AstraZeneca irrevocably covenants to enter into, within such three business day period and for which all internal approvals of AstraZeneca have been obtained since receipt of such notice, such MedImmune Superior Proposal continues to constitute a MedImmune Superior Proposal and (E) MedImmune pays to AstraZeneca the termination fee described in “— Termination Fees” below concurrently with or prior to such termination.

“AstraZeneca Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially impair the ability of AstraZeneca or Purchaser to consummate the Merger or any of the other transactions contemplated by the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become null and void and of no further force or effect, other than certain specified provisions, which will survive any such termination and remain in full force and effect; provided that no party will be relieved from liability for fraud or any willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fees.  MedImmune has agreed in the Merger Agreement to pay AstraZeneca a fee in immediately available funds (with the payment occurring concurrently with the termination, in the case of clause (1) below, and within two business days of the event giving rise to the obligation to make such payment, in the case of clause (2) below) equal to $450,000,000, if:

(1) the Merger Agreement is terminated pursuant to the provision described in paragraph (d)(ii) under “— Termination” above; or

(2) the Merger Agreement is terminated pursuant to the provisions described in paragraphs (b)(i), (b)(iii) or (c)(iii) under “— Termination” above, if at or prior to the date of termination, a MedImmune Acquisition Proposal has been publicly announced (and not withdrawn) prior to such date and concurrently with such termination or within 12 months following the date of termination, MedImmune enters into a definitive agreement to consummate or consummates such MedImmune Acquisition Proposal, then MedImmune shall pay to AstraZeneca the termination fee if and when the entering into of such definite agreement or consummation of such MedImmune Acquisition Proposal occurs (provided, that for purposes of the provision described in this paragraph, each reference to “20%” in the definition of MedImmune Acquisition Proposal will be deemed a reference to “50%”).

Fees and Expenses.  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by the Merger Agreement are consummated except that AstraZeneca and MedImmune will each bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy/Information Statement.

Rights Agreement.  MedImmune has represented in the Merger Agreement that it has taken all necessary actions to render the Rights Agreement inapplicable to the Offer, the Merger and the other transactions contemplated by this Agreement and to terminate the Rights Agreement as of the Merger Effective Time.

Extension; Waiver.  At any time prior to the Merger Effective Time, MedImmune, on the one hand, and AstraZeneca and Purchaser, on the other hand, may (a) extend the time for the performance of any obligation of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained in or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained in the Merger Agreement.

Amendment.  The Merger Agreement may be amended by the parties by action taken by their respective boards of directors (or similar governing body or entity) at any time prior to the Merger Effective Time; provided, however, that, after approval of the Merger by the MedImmune’s stockholders, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of the NASDAQ, requires further approval by such stockholders.

The Confidentiality Agreements.

First Confidentiality Agreement.  In connection with the process leading to the execution of the Merger Agreement, MedImmune and AstraZeneca entered into a Non-Disclosure and Confidentiality Agreement dated as of March 23, 2007 (the “First Confidentiality Agreement”). Pursuant to the First Confidentiality Agreement, as a condition to being furnished “Evaluation Material” (as defined therein) by MedImmune, AstraZeneca agreed, among other things, to use such Evaluation Material solely for the purpose of evaluating a transaction between MedImmune and AstraZeneca and, for a period of two years from the date of the agreement, not to propose to MedImmune or any other person any transaction relating to MedImmune’s securities or security holders unless MedImmune so requested or to acquire, advise or encourage any other person in acquiring, directly or indirectly, control of MedImmune or beneficial ownership of one percent or more of any of MedImmune’s securities, businesses or assets. AstraZeneca also agreed not to employ or solicit for employment any MedImmune employee, subject to certain exceptions, for a period of two years from the date of the agreement.

Second Confidentiality Agreement.  Following the execution of the Merger Agreement, AstraZeneca and MedImmune entered into a Non-Disclosure and Confidentiality Agreement dated as of April 25, 2007 (the “Second Confidentiality Agreement”). Pursuant to the Second Confidentiality Agreement, as a condition to being furnished “Material” (as defined therein) by AstraZeneca, MedImmune agreed, among other things, to use such Material solely for the purpose of facilitating transition and to keep such information confidential. MedImmune also agreed not to employ or solicit for employment any AstraZeneca employee, subject to certain exceptions, for a period of two years from the date of the agreement.

The foregoing summary descriptions of the First Confidentiality Agreement and the Second Confidentiality Agreement are qualified in their entirety by reference to the First Confidentiality Agreement and the Second Confidentiality Agreement, which Purchaser has filed as exhibits to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning MedImmune” above.

14.	Dividends and Distributions.

As discussed in “Section 13 — The Transaction Documents — The Merger Agreement — Operating Covenants,” pursuant to the Merger Agreement, without the prior written consent of AstraZeneca, MedImmune has agreed not to (i) authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of MedImmune or any of its subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of MedImmune or any of its subsidiaries, other than the issuance of Shares pursuant to certain stock awards and warrants outstanding on the date of the Merger Agreement, upon the award of certain stock awards granted after the date of the Merger Agreement in the ordinary course of business consistent with past practice to new hires and upon the conversion of the Convertible Notes and upon exercise of the Call-Spread Warrants; (ii) subject to certain limited exceptions, repurchase, redeem or otherwise acquire any capital stock, securities or equity equivalents of MedImmune or its subsidiaries; (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any of its shares of capital stock of MedImmune or its subsidiaries, other than dividends by any direct or indirect wholly owned subsidiary to MedImmune or any other subsidiary; or (iv) split, combine or reclassify any of its shares, stock or other equity interests of MedImmune or its subsidiaries or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of its shares, stock or other equity interests of MedImmune or its subsidiaries.

15.	Conditions of the Offer.

(1) Pursuant to the Merger Agreement, Purchaser is not obligated to accept for payment, and (subject to the rules and regulations of the SEC) is not obligated to pay for, any Shares tendered pursuant to the Offer and not theretofore accepted for payment or paid for unless, immediately prior to the expiration of the Offer (as it may have been extended pursuant to the Merger Agreement):

(a) the Minimum Condition has been satisfied;

(b) any applicable waiting period under the HSR Act relating to the Offer shall have expired or been terminated; and

(c) any applicable waiting period under any antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated and all other foreign antitrust and competition approvals as may be required to consummate the Offer shall have been obtained (the “Foreign Antitrust Laws and Approvals”) (in the case of Foreign Antitrust Laws and Approvals, only if such Foreign Antitrust Laws and Approvals (i) if not expired, terminated or obtained would have a suspensory effect on consummation of the Offer, (ii) if not obtained, would reasonably be expected to result in material limitations on the ownership or operation by AstraZeneca of the assets of AstraZeneca, its subsidiaries or the Surviving Corporation or (iii) if not obtained, would subject AstraZeneca or Purchaser to the payment of a material fine or penalty).

(2) Furthermore, Purchaser is not required to accept for payment, and (subject to the rules and regulations of the SEC) is not obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended) and before acceptance of such Shares for payment, any of the following conditions exists and is continuing, regardless of the circumstances giving rise to such condition:

(a) the representations and warranties of MedImmune contained in the Merger Agreement that (i) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “MedImmune Material Adverse Effect” set forth in such representations and warranties, other than the representation in clause (a) of Section 5.08 of the Merger Agreement) has not had and would not reasonably be expected to have, individually or in the aggregate, a MedImmune Material Adverse Effect;

(b) MedImmune shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time;

(c) MedImmune has failed to deliver to AstraZeneca a certificate signed by an executive officer of MedImmune certifying as to the satisfaction by MedImmune, of the applicable conditions specified in paragraphs (2)(a) and (2)(b) above;

(d) any governmental authority shall have issued or granted any Governmental Order; provided that AstraZeneca and Purchaser have used their reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger; or

(e) the Merger Agreement shall have been terminated in accordance with its terms.

As used in the Merger Agreement, “MedImmune Material Adverse Effect” means, with respect to MedImmune, an effect, event, development or change (each, an “Effect”) that, individually or when taken together with all other Effects, has a material adverse effect on the business, results of operations or financial condition of MedImmune and its subsidiaries, taken as a whole, other than any Effect arising out of or resulting from (a) a decrease in the market price of Shares in and of itself, (b) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (c) changes in general legal, tax, regulatory, political or business conditions in the countries in which MedImmune does business (except to the extent MedImmune and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other pharmaceutical or biotechnology businesses in such countries), (d) general market or economic conditions in the pharmaceutical or biotechnology industries (except to the extent that MedImmune and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in such industries), (e) changes in GAAP, (f) the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, venture partners or employees, (g) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement, (h) earthquakes, hurricanes, floods, or other natural disasters, (i) determinations by the Food and Drug Administration or its European or Japanese equivalent, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates of persons (other than MedImmune) similar to or competitive with MedImmune’s material products or product candidates or the results of any clinical trial with respect to any such products or product candidates, (j) the entry or threatened entry into the market of a generic version of Ethyol (amifostine), (k) the results of any review by the Food and Drug Administration (or any advisory committee thereof) of MedImmune’s application for label expansion permitting the marketing of FluMist to individuals below the age of five years or any other filing made by MedImmune with the Food and Drug Administration regarding FluMist, (l) any results from the Numax® CP117 or CP124 studies, or (m) any action taken by MedImmune at the request or with the consent of AstraZeneca or Purchaser.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by MedImmune with the SEC and other publicly available information concerning MedImmune, we are not aware of any governmental license or regulatory permit that appears to be material to MedImmune’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to MedImmune’s business or certain parts of MedImmune’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 — Conditions of the Offer.”

Delaware law.  As a Delaware corporation, MedImmune is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the MedImmune Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. MedImmune, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated

Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15 — Conditions of the Offer.”

U.S. Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about May 10, 2007. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, May 25, 2007, unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of MedImmune, AstraZeneca, Purchaser and the Antitrust Division or the FTC, as applicable. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or MedImmune’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15 — Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13 — The Transaction Documents — The Merger Agreement — Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13 — The Transaction Documents — The Merger Agreement — Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals.

Foreign Approvals.  AstraZeneca and its subsidiaries conduct business in a number of countries outside of the United States in which MedImmune’s products are currently sold. Based on our review of the information currently available about the businesses in which MedImmune and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of a number of foreign countries, including Austria, Germany and the Slovak Republic. Under the laws of Austria, Germany and the Slovak Republic, the acquisition of Shares pursuant to the Offer may be consummated only if (a) the acquisition is approved by the relevant governmental authorities of such countries, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities or (b) in the case of the Slovak Republic, the authorities provide an exemption allowing the acquisition of Shares pursuant to the Offer to be consummated in advance of the transaction being approved as described in (a). Prior to the date of this Offer to Purchase, all necessary filings have been made with respect to Austria and Germany, and the necessary filings with the Slovak Republic will be made as expeditiously as possible. While AstraZeneca and Purchaser believe that either the required pre-merger notification approvals or, in the case of the Slovak Republic, an exemption can be obtained in each of these countries as described above by the time of the initial

Expiration Date, we cannot be certain that such approvals or exemption will be granted, and if such approvals or exemption are granted, we cannot be certain as to the date of those approvals or exemption. Transactions such as our acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antirust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. See “Section 15 — Conditions of the Offer” for certain conditions to the Offer, including with respect to foreign antitrust approvals.

If our acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act or (ii) the failure to obtain an approval or exemption from any governmental authority in any foreign country where such approval is required under any foreign antitrust or competition law, Purchaser may extend the Offer without the consent of MedImmune. In addition, Purchaser has agreed under the Merger Agreement to extend the Offer if, on the Expiration Date, any condition to the Offer, including a condition set forth in paragraphs (1)(b) and (1)(c) under “Section 15 — Conditions of the Offer” above, has not been satisfied and such condition could reasonably be expected to be satisfied and such extension is requested by MedImmune in writing at least two business days prior to the then-scheduled Expiration Date. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the Outside Date.

17.	Fees and Expenses.

Merrill Lynch & Co. is acting as Dealer Manager in connection with the Offer and Merrill Lynch International has provided certain financial advisory services to AstraZeneca in connection with the proposed acquisition of MedImmune, for which services each of Merrill Lynch & Co. and Merrill Lynch International (together, the “Merrill Lynch entities”) will receive reasonable and customary compensation. We have also agreed to reimburse Merrill Lynch & Co. for certain reasonable out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify the Merrill Lynch entities against certain liabilities in connection with their services as dealer manager and financial advisor, respectively, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, the Merrill Lynch entities and their successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained Georgeson, Inc. to act as the Information Agent and The Bank of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or AstraZeneca not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, MedImmune has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14d-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8 — Certain Information Concerning MedImmune” with respect to information concerning MedImmune.

AstraZeneca Biopharmaceuticals Inc.

May 3, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ASTRAZENECA

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AstraZeneca are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AstraZeneca. The business address of each director and officer is AstraZeneca PLC, 15 Stanhope Gate London, W1K 1LN, England. All directors and executive officers listed below are UK citizens, except: Louis Schweitzer and Bruno Angelici, who are citizens of France; Jan Lundberg, Håkan Mogren, and Marcus Wallenberg, who are citizens of Sweden; David R. Brennan, Jane Henney, Michele Hooper, Lynn Tetrault and Tony Zook, who are citizens of the United States; and John Buchanan, who is a dual citizen of the UK and New Zealand. Directors are identified by an asterisk.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Louis Schweitzer*	64	Mr. Schweitzer has served as Chairman of the Board since January 2005 and as a director since March 2004. He also serves as Chairman of the Nomination Committee. Mr. Schweitzer was Chairman and Chief Executive Officer of Renault SA from 1999 to 2005. He has also served as Non-Executive Chairman of Renault SA since 2005 and Vice-Chairman of the Supervisory Board of Koninklijke Philips Electronics NV since 2005. Mr. Schweitzer has been a director of BNP-Paribas since 1993, Electricité de France since July 1999, Veolia Environnement since April 2003, Volvo AB since 2001 and L’Oréal since 2005. Mr. Schweitzer was President of the Management Board of Renault-Nissan BV from 2002 to 2005 and a member of the Supervisory Board of Koninklijke Philips Electronics NV from 1997 to 2005.
Håkan Mogren*	62	Dr. Mogren has served as Deputy Chairman since August 2003 and as a director since April 1999. He was formerly Chief Executive Officer and a director of Astra AB (appointed May 1988). He has been a director of Investor AB since 1990, Rémy Cointreau SA since 2004, Groupe Danone since 2003 and Norsk Hydro ASA since 2001. Dr. Mogren is also a director of the Marianne and Marcus Wallenberg Foundation and a member of the Royal Swedish Academy of Engineering Sciences.
David R. Brennan*	53	Mr. Brennan has held the position of Chief Executive Officer since January 2006 and was appointed as a director in March 2005. He served as Executive Vice President, North America from 2001 to 2005. Mr. Brennan is also a member of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA) and a member of the European Federation for Pharmaceutical Industries and Associations (EFPIA). He was also Chairman of the Board of the Southeastern Chapter of the American Heart Association from 2004 to 2006.
John Patterson FRCP*	59	Dr. Patterson has held the position of Executive Director, Development since January 2005. He was previously Executive Vice President, Product Strategy & Licensing and Business Development from 1999 to 2004. He is a Fellow of the Royal College of Physicians and has served as a director of the British Pharma Group since 1995 and of Cobham plc since 2005. Dr. Patterson was a director of Amersham plc from 2001 to 2004, President of the Association of the British Pharmaceutical Industry from 2002 to 2004 and a member of the Supervisory Board of the UK Medicines Control Agency from 1990 to 1994.
Jonathan Symonds CBE*	48	Mr. Symonds has been a director since October 1997 and has served as Chief Financial Officer since April 1999. He also has overall responsibility for Strategic Planning and Business Development, Information Services and Global Purchasing. He has served as a director of Diageo plc since May 2004, Joint Chairman of the Business Tax Forum since 2002 and a member of the Advisory Board of Oxford University Centre for Business Taxation since 2005. Mr. Symonds was a member of the UK Accounting Standards Board from August 2003 to August 2006.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Michele Hooper*	55	Ms. Hooper is the Senior Independent Director and has served as a director since 2003. She was President and Chief Executive Officer of Stadtlander Drug Company from 1998 to 1999 and Corporate Vice President and President, International Businesses of Caremark International Inc. from 1992 to 1998. Ms. Hooper has been a director of PPG Industries, Inc. since 1995 and of Warner Music Group, Inc. since 2005.
John Buchanan*	63	Dr. Buchanan has been a director since April 2002 and is Chairman of the Audit Committee. He was a director and Group Chief Financial Officer of BP p.l.c. from 1996 to 2002 and a member of the UK Accounting Standards Board from 1997 to 2001. He has also served as Chairman of Smith & Nephew plc since 2006, Deputy Chairman of Vodafone Group Plc since 2006 and the Senior Independent Director of BHP Billiton Plc since 2003.
Jane Henney*	60	Ms. Henney has served as a director since September 2001. She is currently Senior Vice President and Provost for Health Affairs, University of Cincinnati Medical Academic Health Center (appointed April 2003). Prior appointments include: Deputy Director, U.S. National Cancer Institute; Vice-Chancellor of Health, University of Kansas Medical Center; Deputy Commissioner for Operations, U.S. Food and Drug Administration; and Commissioner of Food and Drugs, U.S. Food and Drug Administration. She has served as a director of AmerisourceBergen Corporation since January 2002 and of CIGNA Corporation since 2004. Other board appointments include The Commonwealth Fund, China Medical Board, OMERIS and BIO/START.
Dame Nancy Rothwell*	51	Dame Nancy Rothwell has served as a director since April 2006. She also has responsibility for overseeing Corporate Responsibility and serves as the Chair of the Board Science Committee. Dame Nancy is the MRC Research Professor and Vice President for Research at the University of Manchester. She has served as a Trustee of Cancer Research UK since 2001 and of the Campaign for Medical Progress. She is Chair of the Research Defence Society and of the Wellcome Trust Public Engagement Strategy Panel. She has served as a council member of the Biotechnology and Biological Sciences Research Council since April 2005. Her prior appointments include: President of the British Neuroscience Association and council member of the Medical Research Council.
John Varley*	51	Mr. Varley has served as a director since July 2006 and is Chairman of the Remuneration Committee. He has served as a director of Barclays Bank plc and Barclays plc since 1998 and as Barclays Group Chief Executive since September 2004. Mr. Varley has been a director of Ascot Authority Holdings since December 2001. He is Chairman of Business Action on Homelessness, President of the Employers’ Forum on Disability, a member of the International Advisory Panel of the Monetary Authority of Singapore, Treasurer and Trustee of St. Dunstan’s and a Trustee of Thornton Smith Plevins Young People’s Trust.
Marcus Wallenberg*	50	Mr. Wallenberg has served as a director since April 1999 and was formerly a director of Astra AB (appointed in May 1989). Mr. Wallenberg has served as Chairman of Skandinaviska Enskilda Banken AB since 2005, Chairman of Saab AB since 2006, Deputy Chairman of Telefonaktiebolaget LM Ericsson since 1996 and as a director of Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation. He has been Chairman of the International Chamber of Commerce since March 2006.
Graeme Musker	55	Mr. Musker has held the position of Company Secretary & Group Solicitor since 1999.
Bruno Angelici	60	Mr. Angelici has served as Executive Vice President, Europe, Japan, Asia Pacific and Rest of World since February 2001.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

Jan Lundberg	53	Mr. Lundberg has been Executive Vice President, Global Discovery Research since July 2002 and previously held the position of Senior Vice President, Head of Global Discovery from April 1999 to June 2002. He was appointed an Honorary Director of Pharmacy at Uppsala University in 2003.
David Smith	50	Mr. Smith has held the position of Executive Vice President, Operations since April 2006. He was previously Head of International Pharmaceutical Operations at Novartis Pharma AG from June 2003 to March 2006 and Senior Vice President Global Supply Chain at The Timberland Company from January 2000 to May 2003.
Lynn Tetrault	45	Ms. Tetrault was appointed Executive Vice President, Human Resources and Corporate Affairs in May 2007. She was previously Vice President, Corporate Affairs from July 2006 to April 2007, VP Human Resources for Global Drug Development from June 2004 to June 2006 and Vice President, Human Resources for AstraZeneca Pharmaceuticals LP from April 1999 to May 2004.
Tony Zook	46	Mr. Zook has been Executive Vice President, North America and President and Chief Executive Officer of AstraZeneca U.S. since January 2006 and, since May 2007, Executive Vice President of Global Marketing. He was Senior Vice President of U.S. Commercial Operations and leader of the Operations and Portfolio Management Team, AstraZeneca U.S. from January 2002 to December 2005. Mr. Zook is a member of the Board of the Pennsylvania Division of the American Cancer Society and has been a member of the Executive Council of the National Pharmaceutical Council since 2001.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware 19850, except for Christopher Petty and Shaun Grady, whose business address is 15 Stanhope Gate, London, W1K 1LN, England. All directors and executive officers listed below are United States citizens, except Christopher Petty and Shaun Grady who are citizens of the UK Directors are identified by an asterisk.

		Current Principal Occupation or
Name	Age	Employment and Five-Year Employment History

David V. Elkins*	38	President and Treasurer since Purchaser was formed, Mr. Elkins has served as Vice President and Chief Financial Officer of AstraZeneca Pharmaceuticals LP since April 2007. He was previously Chief Financial Officer, AstraZeneca UK Limited from January 2003 to December 2005 and Finance Director, AstraZeneca Pharmaceuticals LP from May 2001 to December 2004.
Glenn M. Engelmann*	51	Secretary and Vice President since Purchaser was formed, Mr. Engelmann has served as Vice President Policy, Legal & Scientific Affairs & General Counsel at AstraZeneca Pharmaceuticals LP since February 2006. Prior to that, he was Vice President, General Counsel and Secretary of AstraZeneca Pharmaceuticals LP from April 1999 to February 2006, as well as Compliance Officer of AstraZeneca Pharmaceuticals LP from May 2002 to February 2006.
Shaun F. Grady*	46	Vice President since Purchaser was formed, Mr. Grady has also been Vice President Deal Management, Strategic Planning and Business Development of AstraZeneca PLC since June 2006. Previously, he held the post of Global Lead, People Strategy Programme of AstraZeneca PLC from March 2004 to June 2006 and of Assistant General Counsel, Corporate of AstraZeneca PLC from January 2000 to March 2004.
Christopher R. W. Petty*	53	Assistant Secretary and Vice President since Purchaser was formed, Mr. Petty has held the position of Deputy General Counsel of AstraZeneca PLC since January 2007. Previously, he was Assistant General Counsel of AstraZeneca PLC from 1999 to 2007.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Call Toll Free (800) 507 9357

By Mail:	By Overnight Courier:	By Hand:

Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	Reorganization Services 161 Bay State Drive Braintree, MA 02184	Reorganization Services 101 Barclay Street — Street level Receive and Deliver Window New York, NY 10286

By Facsimile:
(For Eligible Institutions Only)
(781) 930-4939

Confirm Facsimile Transmission:
(781) 930-4900

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street
New York, NY 10004
Banks and Brokers call collect (212) 440-9800
All others call Toll Free (866) 577-4993

The Dealer Manager for the Offer is:

Four World Financial Center
New York, New York 10080
Call Toll Free: (877) 653-2948